April 23, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Christopher Bellacicco

Re:	Blackstone Real Estate Income Fund
Registration Statement on Form N-2, File Nos. 811-22900 and 333-237125
Blackstone Real Estate Income Fund II
Registration Statement on Form N-2, File Nos. 811-22907 and 333-237122

Ladies and Gentlemen:

On behalf of Blackstone Real Estate Income Fund and Blackstone Real Estate Income Fund II (together, the “Funds”), please find the following response to the oral comment received on April 20, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the above referenced registration statements of the Funds originally filed with the Commission on March 12, 2020, and each as amended from time to time thereafter, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Registration Statements”). For convenience of reference, the comment of the Staff has been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statements.

The Funds

Part C. Other Information

1.	Please provide the undertaking required by Item 34.1 of Form N-2.

In response to the Staff’s comment, the Funds have included the undertaking required by Item 34.1 of Form N-2 in each of their respective Pre-Effective Amendment No. 1 to the Registration Statement filed on April 21, 2020 as follows:

“The Registrant undertakes to suspend the offering of its shares until it amends the prospectus filed herewith if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.”

Should you have any questions or comments, please feel free to call Benjamin Wells of Simpson Thacher & Bartlett LLP at (212) 455-2516.

Very truly yours,

/s/ Benjamin Wells